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                           September 22, 2021

       Richard K. McGee
       Executive Vice President, Secretary, and General Counsel
       PLAINS ALL AMERICAN PIPELINE LP
       333 Clay Street, Suite 1600
       Houston, Texas 77002

                                                        Re: PLAINS ALL AMERICAN
PIPELINE LP
                                                            Registration
Statement on Form S-3
                                                            Filed September 8,
2021
                                                            File No. 333-259390

       Dear Mr. McGee:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Michael
Purcell at 202-551-5351 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Energy & Transportation
       cc:                                              Alan Beck